UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2021 (Report No.3)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

16 Abba Hillel Road Ramat Gan 5250608, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On February 11, 2021, SciSparc Ltd. (the “Company”) issued a press release titled: “SciSparc Announces Rebranding and Business Updates.” A copy of this press release is furnished herewith as exhibit 99.1.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “SciSparc Announces Rebranding and Business Updates.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

By:	/s/ Oz Adler
Name: Oz Adler Title Chief Financial Officer

Date:  February 11, 2021

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